Exhibit 99.1

Roan Holdings Group Co., Ltd. Reports Full Year 2019 Financial Results

BEIJING and HANGZHOU, China, June 26, 2020 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink Sheets: RAHGF and RONWF), a non-bank financial corporation serving individuals and micro-, small-, and medium-sized enterprises in China that also provides health management, insurance technology, healthcare, and consumer financing services to the employees of large institutions, today reported its financial results for the twelve months ended December 31, 2019.

Highlights

In the fiscal year ended December 31, 2019, the Company conducted its management & assessment services and factoring business as well as its financial guarantee and consulting business. Additionally, the Company decreased its direct loan business and didn’t conduct or renew any loans in 2019.

The following are some key measures of the company’s businesses.

●	For the year ended December 31, 2019, the Company provided management and assessment services to four customers, generating revenues of $135,938. The Company’s management & assessment services include asset management services and financing services.

●	On December 20, 2019, the Company completed acquiring a 65.0177% equity interest in Lixin Financial Holdings Group Limited (“Lixin Cayman”) and its subsidiaries (collectively “Lixin”), which were engaged in financial guarantee and consulting services, to diversify its business and generate additional revenue. The Company is able to consolidate operations of Lixin Cayman effective December 20, 2019, and now operates separate financial guarantee and consulting services.

●	As of December 31, 2019, the amount of outstanding loans and related interests that the Company has guaranteed was approximately $35.1 million. The Company estimates the fair market value of the collateral to be approximately $61.4 million as of December 31, 2019. For the period since acquiring Lixin on December 20, 2019, to December 31, 2019, the Company generated financial guarantee commission of $8,797 and consulting services relating to debt collections of $176,984.

●	For the year ended December 31, 2019, the Company generated interest income of $2.8 million from providing financing arrangements to its customers through the factoring program of Zhiyuan Commercial Factoring (Guangzhou) Co., Limited (“Zhiyuan”).

●	From 2018, the Company decreased its direct loan business and didn’t conduct or renew any loans in 2019. As of December 31, 2019, the Company had direct loan receivables due from four business customers and two individual customers.

Mr. Zhigang Liu, Chief Executive Officer of Roan, commented, “2019 was a crucially meaningful year for Roan. During the period, we decreased our direct lending business and disposed of Urumqi Fenghui Direct Lending Co., Ltd. (‘Feng Hui’) by terminating our related VIE agreements and removing the VIE structure, both of which we regarded as key steps in adjusting our business structure, enhancing our financial indicators, and optimizing our development strategy. At the same time, we continued our national market strategy in 2019, with our subsidiaries conducting businesses mainly in Zhejiang and Guangdong provinces and contributing more revenue and profit to the company. At the beginning of 2019, we began a strategic cooperation with Zhejiang Lixin Enterprise Management Holding Group Co., Ltd. (‘Zhejiang Lixin’) and settled the terms for a business combination. This was ultimately accomplished through a share exchange with Lixin Cayman on December 20, 2019, and had helped to significantly improve the Company’s performance. We firmly believe that Lixin’s advantages in product development, market share, and management will help to enhance our asset quality, competitive advantages, and market value going forward. Importantly, starting at the end of 2019, we established subsidiaries in the healthcare industry and began to cultivate long-term relationships with a variety of insurance service partners, medical service partners, and technology and big data partners to provide innovative insurance services, smart health medical services, data mining, and operations. In April 2020, we officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. This platform aims to provide modern households with one-stop systematic ‘customized insurance + health management + family doctor + home medical testing’ health management service solutions.”

Mr. Liu added, “‘Innovative Insurance Service + Healthcare’ is a new business strategy for Roan in 2020. By leveraging our existing financial services for individuals and micro-, small-, and medium-sized enterprises, we will collaborate with our partners to develop this platform. We will also continue to promote our consumer finance business while bolstering innovative applications of technologies in health care, artificial intelligence, and blockchain within integrated medical, health management, and insurance use cases. We are confident that, through our new business strategy and cross-industry cooperation with leading companies in other fields, we will significantly boost our core competencies in innovative insurance services, fuel our growth, and generate attractive financial returns to our shareholders and partners going forward.”

Full Year 2019 Financial Results

Revenues from services

Revenues from services increased by $567,652, or 793%, from $71,568 for the year ended December 31, 2018, to $639,220 for the year ended December 31, 2019. The increase was mainly caused by the introduction of revenues from consulting services relating to debt collection as well as the significant increase in revenues from management and assessment services.

Revenues from management and assessment services increased by $64,370, or 90%, from $71,568 for the year ended December 31, 2018, to $135,938 for the year ended December 31, 2019. The primary reason for this increase was the Company’s launch of management and assessment services on December 31, 2018, and the Company’s recognition of management and assessment services using a time-based measure of progress, which resulted in a majority of revenues from the contracts obtained in 2018 being recognized in the year ended December 31, 2019.

Revenues from consulting services relating to debt collection were $493,779 for the year ended December 31, 2019.

Revenues from consulting services relating to financial guarantee services were $9,503 for the year ended December 31, 2019. Revenues from consulting services relating to financial guarantee services were generated through Lixin for the period from the closing of the acquisition of Lixin on December 20, 2019, to December 31, 2019.

Interest and Fees Income

Total interest and fees income, including interest and fees on direct loans, interest income from factoring business, interest income on loans due from third parties, and interest income on deposits with banks, increased by $2,832,146, or 5,588%, from $50,682 for the year ended December 31, 2018, to $2,882,828 for the year ended December 31, 2019. The increase was mainly attributable to increased interest and fees income generated from the Company’s factoring business, which was launched in December 2018.

Interest expenses and fees on secured loans

Interest expenses and fees on secured loans increased by $2,193,697, or 8,734%, from $25,118 for the year ended December 31, 2018, to $2,218,815 for the year ended December 31, 2019. The significant increase of interest expenses and fees on secured loans was primarily driven by borrowings of secured loans of $67,258,135 in December 2018 and borrowings of $43,422,881 during the year ended December 31, 2019, leading to a one-month interest expense that was recognized for the year ended December 31, 2018, while the remaining interest expenses were recognized for the year ended December 31, 2019.

All secured loans were repaid during the year ended December 31, 2019.

Provision for Loan Losses

Provision for loan losses increased by $68,385, or 3%, from $2,176,216 for the year ended December 31, 2018, to $2,244,601 for the year ended December 31, 2019. The increase was caused by additional “doubtful” loans rolled to “loss” loans during the year ended December 31, 2019, as compared to that of the same period ended December 31, 2018.

Operating expenses

Total operating expenses increased by $73,487, or 6%, from $1,293,223 for the year ended December 31, 2018, to $1,366,710 for the year ended December 31, 2019. The increase was primarily attributable to a decrease of $217,483 in fair value changes of warrant liabilities as the Company was delisted from Nasdaq in September 2019, which offset (i) a decrease of $59,803 in salaries and employee surcharges due to the resignation of employees as the Company downsized its direct loan business, and (ii) a decrease in expenses related to the Company’s direct loan business.

Net income

The Company had a net income of $24,288,908 for the year ended December 31, 2019, as compared to a net loss of $94,126,307 for the year ended December 31, 2018.

Financial Condition

As of December 31, 2019, the Company had cash and cash equivalents of $6,911,592, as compared to $1,301,124 as of December 31, 2018.

Recent Updates

Lixin Acquisition

In January 2019, the Company acquired a 1% equity interest in Zhejiang Lixin, a subsidiary of Lixin Cayman, at a cash consideration of $427,318 (RMB 2,858,600).

On June 13, 2019, and August 23, 2019, the Company entered into a share purchase agreement (“SPA”) and a supplementary to the SPA with Lixin Cayman and certain shareholders of Lixin Cayman, pursuant to which the Company would acquire 65.0177% equity interests in Lixin Cayman and its subsidiaries at a consideration of approximately $39.38 million (RMB 276.00 million), which was later readjusted to $31.09 million (RMB 217.88 million) as a result of an independent valuation report issued by a professional valuation firm on December 20, 2019. Lixin Cayman is engaged in financial guarantee business, asset management, supply chain financing, and business factoring through its subsidiaries based in Zhejiang Province, China.

The transaction was closed on December 20, 2019, upon the Company’s issuance of 291,795,150 Class B convertible preferred shares. These convertible preferred shares are embedded with liquidation preference and dividend preference but with no voting rights. Upon the second anniversary of the closing date, one Class B preferred share may be convertible to one ordinary share or can be redeemed at a conversion price calculated at the average closing price per share for the ninety consecutive trading days before the conversion date.

Disposition of Feng Hui

On July 31, 2019, and November 22, 2019, the Company entered into a framework agreement (the “Agreement”) and a supplementary to the Agreement with Zhejiang Zhongfeng Investment Management Co., Ltd. (“Zhongfeng” or the “Purchaser”), pursuant to which Zhongfeng agreed to acquire a 100% equity interest in Feng Hui, a variable interest entity of the Company, or acquire control over and become a primary beneficiary of Feng Hui through contractual arrangements. Feng Hui primarily provides loan facilitation services to micro-, small-, and medium-sized enterprises in the Xinjiang Uygur Autonomous Region. On November 22, 2019, the disposition transaction was closed at a consideration of approximately $1.44 million (RMB 10.0 million) and the Company transferred control over Feng Hui to Zhongfeng. For the year ended December 31, 2019, the Company received an aggregate of $504,713 (RMB 3.5 million). On April 30, 2020, the Company received an additional $0.43 million (RMB 3.0 million) from Zhongfeng.

Upon the closing of the disposition on November 22, 2019, the Company released all Feng Hui equity interests to Feng Hui’s shareholders and those interests were subsequently transferred to Zhongfeng by Feng Hui’s shareholders. Zhongfeng assumed all assets and obligations of Feng Hui. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Feng Hui, nor to the Purchaser.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (“Roan”) is a non-bank financial corporation that provides comprehensive financial services to micro-, small-, and medium-sized enterprises, and individuals. Roan also provides health management, insurance, healthcare, and consumer financing services to the employees of large institutions. Roan has offices in Beijing and Hangzhou and subsidiaries in Hangzhou, Guangzhou, Shaoxing, Urumqi, Tianjin, and Ningbo. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations:

Xinran Rao

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$6,911,592	$1,301,124
Restricted cash	15,233,933	-
Short-term investments	8,610,796	-
Accounts receivable, net	3,727,017	-
Loan receivable due from factoring customers	-	64,702,803
Loan receivable due from third parties	5,952,223	2,254,784
Due from related parties	2,906	-
Other current assets	2,305,642	813,409
Assets of discontinued operations	-	26,500,293
Total Current Assets	42,744,109	95,572,413

Pledged deposits	5,597,017	-
Property and equipment, net	852,525	27,980
Intangible assets, net	4,876,228	44,044
Right of use assets	400,720	-
Other noncurrent assets	918,683	-
Assets of discontinued operations, noncurrent	-	24,093
Total Assets	$55,389,282	$95,668,530

LIABILITIES AND EQUITY
Current Liabilities
Secured loan payable for factoring business	$-	$64,702,803
Customer pledged deposits	7,176	-
Unearned income	114,615	-
Reserve for financial guarantee losses	453,489	-
Dividends payable	480,000	480,000
Income tax payable	1,122,155	-
Due to related parties	280,714	-
Warrant liabilities	19,938	550,800
Operating lease liabilities, current portion	106,136	-
Accrued expenses and other liabilities	710,865	298,116
Current liabilities of discontinued operations	-	55,984,465
Total Current Liabilities	3,295,088	122,016,184

Operating lease liabilities, noncurrent portion	265,797	-
Deferred tax liabilities	1,735,576	-
Total Liabilities	5,296,461	122,016,184

Commitments and Contingencies

Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	9,652,527

Shareholders’ Equity (Deficit)
Ordinary Share (no par value, unlimited shares authorized; 25,287,851 and 25,288,003 shares issued and outstanding as of December 31, 2019 and 2018, respectively)	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	10,338,927	-
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and nil shares issued and outstanding as of December 31, 2019 and 2018, respectively	31,087,732	-
Additional paid-in capital	3,312,189	98,036,152
Statutory reserve	658,662	6,621,063
Accumulated deficit	(12,407,304)	(136,620,068)
Accumulated other comprehensive loss	(7,906)	(4,037,404)
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity (Deficit)	32,982,300	(36,000,257)

Noncontrolling interests	17,110,521	76
Total Equity (Deficit)	50,092,821	(36,000,181)
Total Liabilities and Equity	$55,389,282	$95,668,530

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017

Revenues from services	$639,220	$71,568	$-
Cost of revenues	(8,080)	-	-
Net revenues of services	631,140	71,568	-

Commissions and fees on financial guarantee services	8,797	-	-
Provision for financial guarantee services	(5,008)	-	-
Commission and fee income on guarantee services, net	3,789	-	-

Interest and fees income
Interest and fees on direct loans	1,153	15,035	1,628,525
Interest income on loans due from third parties	34,707		-
Interest income from factoring business	2,782,332	35,229	-
Interest income on deposits with banks	64,636	418	537
Total interest and fee income	2,882,828	50,682	1,629,062

Interest expense
Interest expenses and fees on secured loans	(2,218,815)	(25,118)	-

Net interest income	664,013	25,564	1,629,062

Provision for loan losses	(2,244,601)	(2,176,216)	(565,187)

Net interest (loss) income after provision for loan losses	(1,580,588)	(2,150,652)	1,063,875

Operating (loss) income	(945,659)	(2,079,084)	1,063,875

Total operating expenses
Salaries and employee surcharge	(512,314)	(572,117)	(518,015)
Business taxes and surcharge	(352)	(714)	(9,879)
Other operating expenses	(1,384,907)	(1,468,738)	(1,691,387)
Changes in fair value of warrant liabilities	530,863	748,346	-
Total operating expenses	(1,366,710)	(1,293,223)	(2,219,281)

Loss before income taxes	(2,312,369)	(3,372,307)	(1,155,406)
Income tax expenses	(244,741)	(17,635)	(250,245)

Net loss from continuing operations	(2,557,110)	(3,389,942)	(1,405,651)

Net income (loss) from discontinued operations, net of income tax	26,846,018	(90,736,365)	(53,377,622)

Net income (loss)	24,288,908	(94,126,307)	(54,783,273)
Dividend – convertible redeemable Class A preferred share	(686,400)	(686,400)	(686,400)
Net income attributable to noncontrolling interests	(76,108)	(76)	-
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$23,526,400	$(94,812,783)	$(55,469,673)
Other comprehensive (loss) income
Foreign currency translation adjustment	1,435,262	(29,318)	5,608,353
Reclassified to net gain from discontinued operations	2,691,969	-	-
	4,127,231	(29,318)	5,608,353

Comprehensive income (loss)	28,416,139	(94,155,625)	(49,174,920)

Other comprehensive income attributable to noncontrolling interests	(97,733)	-	-
Dividend – convertible redeemable Class A preferred share	(686,400)	(686,400)	(686,400)
Net income attributable to noncontrolling interests	(76,108)	(76)	-
Total comprehensive income (loss) attributable to Roan Holdings Group Co., Ltd.’s shareholders	$27,555,898	$(94,842,101)	$(49,861,320)

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	24,380,051	17,343,763

Earnings (Loss) per share
Net earnings (loss) per share – Basic and Diluted	$0.93	$(3.89)	$(3.20)
Net loss per share from continuing operations - Basic and Diluted	$(0.13)	$(0.17)	$(0.12)
Net earnings (loss) per share from discontinued operations - Basic and Diluted	$1.06	$(3.72)	$(3.08)

*	The Company reported a discontinued operation for the year ended December 31, 2019, it used net loss from continuing operations as the control number to determine whether the warrants, Class A and Class B preferred shares are anti-dilutive. Because the Company incurred a net loss from continuing operations, the number of warrants, Class A preferred shares and Class B preferred shares are excluded from the computation as the anti-dilutive effect.

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Roan Holdings Group Co., Ltd.’s Shareholders
	Ordinary Share		Class A Preferred Shares		Class B Preferred Shares		Additional paid-in	Statutory	Retained earnings (Accumulated	Accumulated other comprehensive (loss)	Non- controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserve	Deficit)	income	interest	equity
Balance as of January 1, 2017	22,898,864	$-	-	$-	-	$-	$91,644,559	$6,536,238	$15,691,462	$(9,616,439)	$-	$104,255,820
Share dividend payment to shareholders	859,953	-	-	-	-	-	5,332,969	-	-	-	-	5,332,969
Net loss	-	-	-	-	-	-	-	-	(54,783,273)	-	-	(54,783,273)
Dividend to shareholders	-	-	-	-	-	-	-	-	(2,630,649)	-	-	(2,630,649)
Transfer to statutory reserve	-	-	-	-	-	-	-	84,825	(84,825)	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	5,608,353	-	5,608,353
Balance as of December 31, 2017	23,758,817	$-	-	$-	-	$-	$96,977,528	$6,621,063	$(41,807,285)	$(4,008,086)	$-	$57,783,220
Issuance of ordinary shares in a private placement with two investors	769,232	-	-	-	-	-	247,747	-	-	-	-	247,747
Issuance and exercise of Series B Warrants	390,579	-	-	-	-	-	504,238	-	-	-	-	504,238
Issuance of restricted shares	370,525	-	-	-	-	-	315,724	-	-	-	-	315,724
Forfeiture of restricted shares	(1,150)	-	-	-	-	-	(9,085)	-	-	-	-	(9,085)
Net income (loss)	-	-	-	-	-	-	-	-	(94,126,383)	-	76	(94,126,307)
Dividend to shareholders	-	-	-	-	-	-	-	-	(686,400)	-	-	(686,400)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-		(29,318)	-	(29,318)
Balance as of December 31, 2018	25,288,003	$-	-	$-	-	$-	$98,036,152	$6,621,063	$(136,620,068)	(4,037,404)	76	(36,000,181)
Forfeiture of restricted shares	(152)	-	-	-	-	-	-	-	-	-	-	-
Acquisition of a subsidiary by issuance of Class B Preferred Shares (Note 4)	-	-	-	-	291,795,150	31,087,732	-	-	-	-	16,936,604	48,024,336
Disposal of a variable interest entity (Note 5)	-	-	-	-	-	-	(94,723,963)	(5,981,661)	100,705,624	2,691,969	-	2,691,969
Net income	-	-	-	-	-	-	-	-	24,212,800	-	76,108	24,288,908
Reclassification of Class A Preferred Shares	-	-	715,000	9,652,527	-	-	-	-	-	-	-	9,652,527
Dividend to shareholders	-	-	-	686,400	-	-	-	-	(686,400)	-	-	-
Transfer to statutory reserve	-	-	-	-	-	-	-	19,260	(19,260)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	1,337,529	97,733	1,435,262
Balance as of December 31, 2019	25,287,851	$-	715,000	$10,338,927	291,795,150	$31,087,732	$3,312,189	$658,662	$(12,407,304)	(7,906)	17,110,521	50,092,821

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$24,288,908	$(94,126,307)	$(54,783,273)
Less: Net income (loss) from discontinued operations	26,846,018	(90,736,365)	(53,377,622)
Net loss from continuing operations	(2,557,110)	(3,389,942)	(1,405,651)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	48,322	22,122	13,228
Amortization of right of use assets	7,176	-	-
Provision for loan losses	2,244,601	2,176,216	565,187
Provision for financial guarantee losses	5,008	-	-
Deferred tax expenses	57,674	-	12,139
Changes in fair value of warrant liabilities	(530,863)	(748,346)	-
Share-based compensation expenses	-	306,639	-
Changes in operating assets and liabilities:
Accounts receivable	(206,442)	-	-
Interest and fees receivable	(149,013)	(108,158)	11,580
Other current assets	(289,694)	(308,635)	(41,803)
Advances from customers	(6,702)	-	-
Income tax payable	273,589	9,410	(579,719)
Accrued expenses and other liabilities	28,875	475,966	104,088
Net Cash Used in Operating Activities from Continuing Operations	(1,074,579)	(1,564,728)	(1,320,951)
Net Cash (Used in) Provided by Operating Activities from Discontinued Operations	(26,564)	(634,314)	11,218,771
Net Cash (Used in) Provided by Operating Activities	(1,101,143)	(2,199,042)	9,897,820

Cash Flows from Investing Activities:
Loans disbursement to factoring customers	(43,422,881)	(67,258,135)	(7,640,381)
Repayment of loans from factoring customers	107,833,488	-	4,838,119
Loans disbursement to third parties	-	(166,256)	-
Repayment of loans from third parties	-	1,133,564	-
Purchases of property and equipment	(833)	-	-
Acquisition of a subsidiary	(427,318)	-	-
Acquisition of cash from acquired subsidiary	21,442,122	-	-
Proceeds from disposal of discontinued operations	504,713	-	-
Net Cash Provided by (Used in) Investing Activities from Continuing Operations	85,929,291	(66,290,827)	(2,802,262)
Net Cash Provided by (Used in) Investing Activities from Discontinued Operations	35,765	(301,276)	(12,779,689)
Net Cash Provided by (Used in) Investing Activities	85,965,056	(66,592,103)	(15,581,951)

Cash Flows from Financing Activities:
Proceeds from private placement, net of issuance costs	-	1,190,000	-
Proceeds from private placements, deposited in escrow account	-	500,000	-
Proceeds from exercise of Series B Warrants	-	391	-
Repayments of convertible promissory note	-	-	(650,000)
Payments of dividends	-	-	(873,600)
Borrowing from a related party	279,020	-	-
Proceeds from secured loans	43,422,881	67,258,135	-
Repayment of secured loans	(107,833,488)	-	-
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	(64,131,587)	68,948,526	(1,523,600)
Net Cash (Used in) Provided by Financing Activities from Discontinued Operations	(7,251)	(30,985)	4,068,058
Net Cash (Used in) Provided by Financing Activities	(64,138,838)	68,917,541	2,544,458

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	119,326	(5,150)	126,361

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	20,844,401	121,246	(3,013,312)
Cash, cash equivalents, and restricted cash in banks at beginning of year	1,301,124	1,179,878	4,193,190
Cash, cash equivalents, and restricted cash in banks at end of year	$22,145,525	$1,301,124	$1,179,878

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$-	$-	$-

Noncash investing activities
Acquisition of a subsidiary by issuance of Class B Preferred Shares	$31,087,732	$-	$-
Receivable from disposal of discontinued operations	$940,829	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$615,000	$-	$-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$6,911,592	$1,301,124
Restricted cash in banks	15,233,933	-
Total Assets	$22,145,525	$1,301,124